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EXHIBIT 99.1


To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 2004 and 2003 are summarized below.

         Overall, results for the second quarter of 2004 were positive. For the quarter, revenues increased by approximately $232,000, and net income grew by approximately $165,000, compared with the second quarter of 2003. Despite the relatively strong second quarter results, net income for the first six months of 2004 trails that of 2003 by about $10,000.

         In 2004, second quarter revenues within the fastener segment were 6% higher than in the second quarter of 2003. In addition to increased volumes during the second quarter, the Company benefited from reductions in expenditures for tooling and repairs and maintenance. These benefits were partially offset by significant increases in the cost of raw materials. Our efforts to recover these higher costs have included price increases and the implementation of raw material surcharges. However, prices for nearly all metals increased during the quarter, and our suppliers recently announced an additional price increase for steel wire and rod, our primary raw materials. The net, unrecovered cost associated with higher raw material prices was approximately $180,000 during the second quarter and $305,000 for the first six months. We have seen no indication that prices for raw materials will decline in the near term, and we are vigorously continuing our efforts to recover these higher costs.

         For the first six months, fastener segment revenues are 2% above those recorded in the first six months of 2003. Indirect labor and repairs and maintenance expense were lower during 2004 than during the first six months of 2003. The company incurred significant tooling costs late in 2003 and early in 2004 in connection with pre-production approval for a number of new parts. While these costs are behind us, and the new parts are beginning to go into production, the impact of these higher costs in the first quarter of 2004 contributed to year to date tooling costs being disproportionately high for the first half of 2004. Raw material costs are also higher than during the first half of 2003 due to the price increases discussed above, and similar increases that were incurred in the first quarter of 2004.

         Weak demand for our products within the assembly equipment segment contributed to an 11% decline in revenues within this segment during the second quarter of 2004 compared to the second quarter of 2003. Reductions in indirect labor and depreciation expense partially offset this decline in revenues. Raw material costs have also increased within this segment, although the impact has not been as significant as in the fastener segment. On a year to date basis, revenues within this segment trail last year by nearly 5%. As was the case in the second quarter, year to date reductions in indirect labor and depreciation expense were not sufficient to offset the impact of lower sales revenues and higher raw material prices.

         Selling and administrative expenses have declined approximately $52,000 in 2004 compared to 2003, even though these expenses increased by approximately $46,000 during the second quarter of 2004. The year to date decline primarily relates to lower depreciation on office equipment. During the second quarter of 2004, commissions expense increased approximately $18,000 compared to 2003 due to higher sales in the quarter, and profit sharing expense increased $26,000 due to improved profitability.

         While general economic conditions continue to improve, our business has not enjoyed a proportionate improvement. This is especially true within the assembly equipment segment where demand for new assembly equipment and for perishable tooling remains weak. While fastener sales have shown some improvement, the lack of a similar improvement in demand for assembly equipment is troubling and may be an indication that demand for these products will not return to levels enjoyed in the past. We continue to be concerned with the escalating price of raw materials and have some continuing uncertainty with respect to supply availability. Although the market for fasteners has shown some improvement, especially compared to the recent past, excess market capacity continues to limit our pricing ability and we expect margins will remain under pressure as long as these conditions persist. On the positive side, efforts to win new business have met with some success, and we will continue our efforts in that regard.




                                       20
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                               Respectfully yours,


                 John A. Morrissey            John C. Osterman
                      Chairman                   President

August 3, 2004

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                                                  SECOND QUARTER                               FIRST SIX
                                                  --------------                              ---------
MONTHS                                      2004                  2003                  2004              2003
                                       ------------           -----------           -----------       -----------
Net sales and lease revenue             $10,237,556           $10,005,944           $20,406,520       $20,242,407
Income before income taxes                  588,276               332,621             1,031,264         1,041,862
Net income                                  386,276               221,621               677,264           686,862
Net income per share                            .40                   .23                   .70               .71
Average shares outstanding                  966,132               966,132               966,132           966,132
 ----------------------------------------------------------------------------------------------------------------

                                      (All figures subject to year-end audit)